Exhibit 99.1

Wearable Devices Announces Receipt of Nasdaq Minimum Bid Price Notification

YOKNEAM ILLIT, Oct. 24, 2023 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) (“Wearable Devices” or the “Company”) , a technology growth company specializing in artificial intelligence (AI)-powered touchless sensing wearables, today announced that it has received a written notice (the “Notice”) from Nasdaq Stock Market LLC (“Nasdaq”), indicating that the Company is not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a period of 180 calendar days to regain compliance with the minimum bid price requirement. The Notice has no immediate effect on the Company’s Nasdaq listing or the trading of its ordinary shares or warrants, and during the grace period, as may be extended, the Company’s ordinary shares and warrants will continue to trade on the Nasdaq Capital Market under the symbol “WLDS” and “WLDSW”, respectively.

According to the Notice, the Company has until April 22, 2024, to regain compliance with the minimum bid price requirement. The Company can regain compliance, if at any time during this 180-day period, the closing bid price of its ordinary shares is at least $1.00 for a minimum of ten consecutive business days, in which case the Company will be provided with written confirmation of compliance and this matter will be closed. In the event that the Company does not regain compliance after the initial 180-day period, the Company may then be eligible for an additional 180-day compliance period if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the minimum bid price requirement. In this case, the Company will need to provide written notice of its intention to cure the deficiency during the second compliance period.

The Company intends to monitor the closing bid price of its ordinary shares and may, if appropriate, consider implementing available options to regain compliance with the minimum bid price requirement, including initiating a reverse stock split. If the Company cannot demonstrate compliance by the allotted compliance period(s), Nasdaq’s staff will notify the Company that its ordinary shares are subject to delisting.

About Wearable Devices Ltd.

Wearable Devices Ltd. is a growth company developing AI-based neural input interface technology for the B2C and B2B markets. The Company’s flagship product, the Mudra Band for Apple Watch, integrates innovative AI-based technology and algorithms into a functional, stylish wristband that utilizes proprietary sensors to identify subtle finger and wrist movements allowing the user to “touchlessly” interact with connected devices. The Company also markets a B2B product, the Mudra Inspire, which utilizes the same technology and functions as the Mudra Band and is available to businesses on a licensing basis. Wearable Devices Is committed to creating disruptive, industry leading technology that leverages AI and proprietary algorithms, software, and hardware to set the input standard for the Extended Reality, one of the most rapidly expanding landscapes in the tech industry. The Company’s ordinary shares and warrants trade on the Nasdaq market under the symbol “WLDS” and “WLDSW”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements in this press release when it discusses regaining compliance with Nasdaq’s continued listing requirements, and timing and effect thereof. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2022, filed on March 22, 2023, and our other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

John Nesbett/Jennifer Belodeau

IMS Investor Relations

203.972.9200

wearablesdevices@imsinvestorrelations.com